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                                   FORM 8-A/A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             The Warnaco Group, Inc.
             (Exact name of registrant as specified in its charter)

                Delaware                                 95-4032739
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

   90 Park Avenue, New York, New York                       10016
(Address of principal executive offices)                 (Zip Code)

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [_]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

     Securities Act registration statement file number to which this form relates: _______________ (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act: _____________
                                                                 (If Applicable)

          Title of each class                  Name of each exchange on which
          to be so registered                  each class is to be registered
          -------------------                  ------------------------------

                  None                                       None

Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $0.01 per share
                                 Title of Class

                    Series A Preferred Stock Purchase Rights
                                 Title of Class




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Item 1. Description of Registrant's Securities to Be Registered.

               The descriptions which follow are subject to and qualified in their entirety by reference to the full terms of each security, as set forth in the Amended and Restated Certificate of Incorporation (the "Charter") of The Warnaco Group, Inc. (the "Company") and the Company's Amended and Restated By-Laws (the "By-laws"), each of which are filed as Exhibits to this Registration Statement which are incorporated by reference in this Item 1 and the General Corporation Law of the State of Delaware (the "DGCL") and the U.S. Bankruptcy Code of 1978, as amended (the "Bankruptcy Code").

               On January 16, 2003, a confirmation order was entered by the United States Bankruptcy Court for the Southern District of New York in connection with the reorganization proceeding of the Company. This order confirmed the Joint Plan of Reorganization of The Warnaco Group, Inc. and its Affiliated Debtors and Debtors in Possession Under Chapter 11 of the Bankruptcy Code, as amended on November 8, 2002 (the "Plan"). On the effective date of the Plan (the "Effective Date"), which is the date of this Form 8-A, 45,000,000 shares of common stock, par value $0.01 per share (the "Company Common Stock") were issued pursuant to the Plan.

Description of Company Common Stock

               As of the date of this Registration Statement, the Company is authorized to issue 112,500,000 shares of Company Common Stock, of which 45,000,000 shares are issued and outstanding on the Effective Date.

               Each share of Company Common Stock entitles the holder thereof to one vote on each matter for which stockholders are entitled to vote. The recordholders of a majority of the outstanding shares of the Company entitled to vote generally at meetings of stockholders, present in person or by proxy, will constitute a quorum at any meeting of stockholders. Holders of Company Common Stock do not have cumulative voting rights; thus, directors will be elected by a plurality of the votes cast at the annual meeting of stockholders. On all matters other than the election of directors, the matter shall be decided by a majority of the votes cast.

               Holders of Company Common Stock are entitled to receive dividends when and if declared by the board of directors out of funds legally available therefor, subject to all prior rights and preferences of holders of any outstanding shares of the Company's preferred stock. Subject to any prior rights of holders of outstanding shares of Company preferred stock, the holders of Company Common Stock are entitled to receive pro rata all of the Company's assets available for distribution to stockholders in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or other winding up of the Company. The Company Common Stock has no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the Company Common Stock. As of the Effective Date, all outstanding shares of Company Common Stock are validly issued, fully paid and non-assessable.


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Description of Preferred Stock

               The board of directors of the Company has the authority to issue 112,500 shares of preferred stock in one or more series and to fix as to any series of preferred stock the designation, title, voting powers and any other preferences, and participating, optional or other special rights and qualifications, limitations or restrictions, without any further vote or action by our stockholders. The authority of the board of directors to issue preferred stock could have the effect of making it more difficult for a person or group to gain control of the Company by means of a merger, tender offer, proxy contest or otherwise.

Description of Series A Preferred Stock Purchase Rights

               On the Effective Date, pursuant to the Plan, the Company distributed one Right (a "Right") for each outstanding share of Company Common Stock to stockholders of record at the Effective Date and authorized the issuance of one Right for each share of Company Common Stock issued thereafter and prior to the Distribution Date (as defined below). Each Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-thousandth of a share (a "Unit") of Series A Preferred Stock, par value $0.01 per share (the "Preferred Stock"), at a purchase price of $45.00 per Unit (the "Purchase Price"), subject to adjustment. The Purchase Price is payable in cash or by certified or bank check payable to the order of the Company or by wire transfer to the account of the Company (provided a notice of such wire transfer is given by the holder of the related Right to the Rights Agent). The description and terms of the Rights are set forth in a Rights Agreement between the Company and Wells Fargo Bank Minnesota, National Association, as Rights Agent (the "Rights Agreement"), dated February 4, 2003, which is attached hereto as Exhibit 4 and is incorporated herein by reference. The following description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit 4.

               Initially, the Rights will attach to all certificates representing shares of outstanding Company Common Stock, and no separate Rights certificates will be distributed. The Rights will separate from the Company Common Stock and the "Distribution Date" will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company or such subsidiary or pursuant to a "Qualifying Offer" as defined in the Rights Agreement) (an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of Company Common Stock (such date of public announcement being the "Stock Acquisition Date") and (ii) 10 business days following the commencement of a tender offer or exchange offer (other then by the Company, any subsidiary of the Company or any employee benefit plan of the Company or such subsidiary) that would result in a person or group beneficially owning 15% or more of the then outstanding shares of Company Common Stock (or such later date as may be determined by the Company's board of directors).

               Until the Distribution Date, (i) the Rights will be evidenced by Company Common Stock certificates and will be transferred with and only with such Company Common Stock certificates, (ii) new Company Common Stock certificates issued after the Record Date (as defined in the Rights Agreement) (also including shares distributed from Treasury) will contain a


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notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding Company Common Stock will also constitute the transfer of the Rights associated with the Company Common Stock represented by such certificates.

               The Rights are not exercisable until the Distribution Date and will expire at the close of business on the third anniversary of the Rights Agreement unless earlier redeemed by the Company upon approval of holders of at least 55% of the Company Common Stock as described below.

               As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Company Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

               In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and shares of Company Common Stock shall remain outstanding, (ii) a person becomes an Acquiring Person, or (iii) during such time as there is an Acquiring Person, an event occurs that results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., by means of a recapitalization) (each such event being a "Section 11(a)(ii) Event"), then, in each such case, each holder of a Right will thereafter have the right to receive, upon exercise, Units (or, in certain circumstances, Company Common Stock, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price multiplied by the number of Units of Preferred Stock issuable upon exercise of a Right prior to the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

               In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger (other than a merger described in the preceding paragraph) or other business combination transaction and the Company is not the surviving corporation, (ii) any Person consolidates or merges with the Company and all or part of the Company Common Stock is converted or exchanged for securities, cash or property of any other Person or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the ultimate parent of the Acquiring Person having a value equal to two times the exercise price of the Right.

               The Purchase Price payable, and the number of Units issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to the holders of the Preferred Stock of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).


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               With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional Units. In lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock prior to the date of exercise.

               At any time prior to the earlier of (i) the Stock Acquisition Date or (ii) the Final Expiration Date (as defined in the Rights Agreement), the Company shall, upon approval of the holders of at least 55% of the shares of Company Common Stock (other than shares of Company Common Stock held by any Person or Persons or an Affiliate or Associate of any such Person or Persons, who has or have commenced (and not withdrawn) a tender or exchange offer for shares of Company Common Stock), redeem the Rights in whole, but not in part, at a price of $.01 per Right (subject to adjustment in certain events) (the "Redemption Price"), payable, at the election of a majority of the Company's board of directors, in cash or shares of Company Common Stock. Immediately upon the approval by the stockholders of the redemption of the Rights, the Rights will terminate and the only remaining right of the holders of Rights will be to receive the Redemption Price.

               Subject to the provisions of the Rights Agreement, the Company or any holder of Rights may exchange each Right for such number of Units as will equal (x) the difference between the aggregate market price of the number of Units of Preferred Stock to be received upon a Section 11(a)(ii) Event and the Purchase Price set forth in the Rights Agreement, divided by (y) the market price per Unit upon a Section 11(a)(ii) Event.

               Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units (or other consideration).

               Any of the provisions of the Rights Agreement may be amended without the approval of the holders of Company Common Stock at any time prior to the Distribution Date; provided, however, that no amendment may have the effect of terminating or otherwise rendering any material provision of the Rights Agreement ineffective; and provided further, however, that certain amendments require the approval of holders of at least 55% of shares of Company Common Stock. After the Distribution Date, the provisions of the Rights Agreement may only be amended in order to cure any ambiguity or defect or inconsistency.

               The Units that may be acquired upon exercise of the Rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by the Company.

               Each Unit will have a minimum preferential quarterly dividend rate of $0.01 per Unit but will, in any event, be entitled to a dividend equal to the per share dividend declared on the Company Common Stock.


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               In the event of liquidation, the holder of a Unit of Preferred
Stock will receive a preferred liquidation payment equal to the greater of $0.01 per Unit and the per share amount paid in respect of a share of Company Common Stock.

               Each Unit of Preferred Stock will have one vote, voting together with the Company Common Stock. The holders of Units of Preferred Stock, voting as a separate class, shall be entitled to elect two directors if dividends on the Preferred Stock are in arrears for six fiscal quarters.

               In the event of any merger, consolidation or other transaction in which shares of Company Common Stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share amount paid in respect of each share of Company Common Stock.

               The rights of holders of the Preferred Stock to dividends, liquidation and voting, in the event of mergers and consolidations, are protected by customary antidilution provisions.

               Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each Right should approximate the economic value of one share of Company Common Stock.

               The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company other than pursuant to a Qualifying Offer (as such term is defined in the Rights Agreement) unless the offer is conditioned on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger or other business combination entered into pursuant to a Qualifying Offer because the Rights must, upon the approval of holders at least 55% of the shares of Company Common Stock, be redeemed by the board of directors at a nominal price of $0.01 per Right at any time on or prior to a public announcement made by either the Company or the Acquiring Person or group that such person or group has acquired beneficial ownership of 15% or more of the Company Common Stock. Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the board of directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of or seeking to obtain control of, the Company. To the extent any potential acquirors are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

Description of Certain Provisions of the Company's Charter and By-laws

               Written Consent of Stockholders. The Charter and By-laws provide that any action required or permitted to be taken at any annual or special meeting of the stockholders of the Company may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

               Amendment of By-laws. Under the DGCL, the power to adopt, amend or repeal by-laws is conferred upon the stockholders. A corporation may, however, and the Company has,


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in its Charter, also confer upon the board of directors the power to adopt, amend or repeal its bylaws. The Company's stockholders may adopt, amend or repeal any By-law by the vote of holders of not less than a majority of the shares then entitled to vote at an election of directors or by written consent. The By-laws also grant the board of directors the power to adopt, amend or repeal any By-law by a vote of the board of directors or by written consent.

               Amendment of Charter. Pursuant to the Charter, the Company reserves the right to amend, alter, change or repeal any provision of the Charter, in the manner prescribed by statute. Under the DGCL, unless a corporation's charter specifies otherwise, a corporation's charter may be amended by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class.

               Special Meetings of Stockholders. The Charter and By-laws permit a special meeting of stockholders to be called at any time by the board of directors, the chairman of the board of directors, the president or the secretary of the Company or by the recordholders of at least 15% of the shares of Company Common Stock issued and outstanding and entitled to vote at such a meeting.

               Removal of Directors; Filling Vacancies on Board. Directors may be removed, with or without cause, at any time by the vote of the recordholders of a majority of the shares of Company Common Stock issued and outstanding and entitled to vote at an election of directors, or by written consent of the recordholders of such Company Common Stock. The Charter provides that vacancies arising as a result of the removal of directors without cause may be filled only by vote of the recordholders of a majority of the shares of Company Common Stock issued and outstanding and entitled to vote at an election of directors, or by written consent of the recordholders of such Company Common Stock. The Charter provides that vacancies occurring for any other reason, including, without limitation, as a result of the creation of new directorships that increase the number of directors, may be filled by the vote or written consent of such recordholders of Company Common Stock or by vote of the board of directors or by written consent of the directors.

               Classified Board. The Company does not have a classified board of directors.

               Indemnification. The Charter provides that the directors and officers of the Company shall be indemnified and shall be advanced expenses incurred in defending a civil or criminal action, suit or proceeding arising out of their status as directors and officers.

               Business Combination Under Delaware Law. The Company is subject to Section 203 of the DGCL, which is Delaware's anti-takeover law. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation ("interested stockholder") may not engage in any business combination with the corporation for a period of three years after the date on which the person became an interested stockholder, unless (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder, (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation


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in the same transaction that makes such person an interested stockholder
(excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans) or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66-2/3% of the corporation's outstanding voting stock at an annual or special meeting, and not by written consent, excluding shares owned by the interested stockholder. The term "business combination" is defined to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. The Company could amend the Charter in the future to elect to not be governed by the DGCL anti-takeover law, subject to the DGCL.

Registrar and Transfer Agent

               The registrar and transfer agent for the Company Common Stock is Wells Fargo Bank Minnesota, N.A., 161 N. Concord Exchange, South St. Paul, Minnesota 55075, Attn: Shareholder Services, and its telephone number is 1-800-468-9716.


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Item 2. Exhibits.

               1. Amended and Restated Certificate of Incorporation of The Warnaco Group, Inc.

               2. Amended and Restated By-laws of The Warnaco Group, Inc.

               3. Form of Common Stock Certificate

               4. Form of Rights Agreement, dated as of February 4, 2003, between The Warnaco Group, Inc. and Wells Fargo Bank Minnesota, National Association, which includes the Form of Rights Certificate as Exhibit A, the Summary of Rights to Purchase Preferred Stock as Exhibit B, and the Form of Certificate of Designation for the Preferred Stock as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).


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                                    SIGNATURE

               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    THE WARNACO GROUP, INC.


                                    By:  /s/ Stanley P. Silverstein
                                        ----------------------------------------
                                        Name:  Stanley P. Silverstein
                                        Title: Vice President -- Administration,
                                               Chief Administrative Officer and
                                               Secretary

Date: February 4, 2003


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                                  EXHIBIT INDEX

Exhibit No.                              Description
-----------                              -----------

     1 Amended and Restated Certificate of Incorporation of The Warnaco Group, Inc.

     2        Amended and Restated By-laws of the Warnaco Group, Inc.

     3        Form of Common Stock Certificate

     4 Form of Rights Agreement, dated as of February 4, 2003, between The Warnaco Group, Inc. and Wells Fargo Bank Minnesota, National Association, which includes the Form of Rights Certificate as Exhibit A, the Summary of Rights to Purchase Preferred Stock as Exhibit B, and the Form of Certificate of Designation for the Preferred Stock as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).


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